                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                              (Amendment No.    )*
                              --------------------

                          MotivePower Industries, Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                 00055305T-100
                                 -------------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-409-6155
                     ING Baring (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303

                                 April 7, 1997
                                 -------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /

Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)





                               Page 2 of 12 Pages


CUSIP NO. 00055305T-100
          -------------
1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING Baring (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  /   /
                                                                                            (b)  / X /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                          /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

   NUMBER OF              7.      SOLE VOTING POWER                 208,327
    SHARES
 BENEFICIALLY             8.      SHARED VOTING POWER                 -0-
   OWNED BY
     EACH                 9.      SOLE DISPOSITIVE POWER            208,327
   REPORTING
    PERSON
     WITH                10.      SHARED DISPOSITIVE POWER            -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 208,327

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         /   /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.186%



                               Page 3 of 12 Pages

14.      TYPE OF REPORTING PERSON*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





                               Page 4 of 12 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


Item 1.   Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of MotivePower Industries, Inc. (formerly, MK Rail Corporation and prior to that name, Morrison Knudsen Corporation) (the "Issuer"), a Delaware corporation, with its principal executive offices located at 1200 Reedsdale Street, Pittsburgh, Pennsylvania 15233.

Item 2.   Identity and Background

          This statement is being filed by ING Baring (U.S.) Capital Corporation, a Delaware corporation ("Holder"). Holder is engaged principally in the financial services business. The principal place of business and principal office of Holder is located at 667 Madison Avenue, New York, New York 10021.

          Holder is a wholly owned subsidiary of ING Baring (U.S.) Financial Holdings Corporation ("U.S. Baring Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Baring Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 667 Madison Avenue, New York, New York 10021.

          U.S. Baring Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"). U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

          U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands. INB is engaged principally in the financial services business. INB has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

          INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.





                               Page 5 of 12 Pages

          Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.

          During the last five years, none of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB, (v) ING and, (vi) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          No funds were required for the transfer to Holder of 318,327 shares of the Issuer's Common Stock from ING (U.S.) Capital Corporation ("ING Capital"), an affiliate of Holder which is 100% owned indirectly by U.S. Holdings. Funds in the amount of $8 million were originally provided by ING Capital as a participant in a syndicated bank financing, aggregating $213.3 million, of the Morrison Knudsen Corporation, a Delaware corporation ("MK"). A plan of reorganization (the "Plan"), filed under Chapter 11 of the United States Bankruptcy Code, for MK was confirmed on August 26, 1996. The Plan became effective on September 11, 1996. Immediately prior to the effectiveness of the Plan, MK, through a subsidiary, Morrison Knudsen Corporation, an Ohio corporation ("MKO"), owned 11,149,000 (63.48%) of the outstanding shares of Common Stock of the Issuer. Entities with claims against MK, including the ING Capital, received shares of the Issuer's Common Stock owned by MKO and other consideration in exchange for the release of MK from its debt obligation to ING Capital. The number of shares of the Issuer's Common Stock that ING Capital received in connection with the exchange was 256,627.

          During 1996, ING Capital purchased in the open market a net aggregate of 61,700 shares of Common Stock of the Issuer using funds for the purchases from the ING Capital's working capital (as reported in a Schedule 13D filed by ING Capital on September 24, 1996).

Item 4.   Purpose of Transaction.

          The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes by ING Capital. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or it affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open





                               Page 6 of 12 Pages
market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.


Item 5.   Interest in Securities of the Issuer.

          (a) As of November 1, 1996, in connection with a corporate restructuring of ING Capital and its affiliates including the Holder, ING (U.S.) Capital Corporation, an affiliate of Holder, transferred its holdings of 318,327 shares of the Issuer's Common Stock to Holder for no consideration. As of the date on which this statement is executed, Holder beneficially owns 208,327 shares of Common Stock of the Issuer, constituting 1.186% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 17,562,793 shares of Common Stock of the Issuer issued and outstanding as of April 11, 1997. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

          (b) Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the subject Common Stock.

          (c) During the 60 days preceding the date of this statement Holder effected one transaction in Issuer's Common Stock in that on April 7, 1997 Holder sold in the open market 110,000 shares of Common Stock at $12.125 per share. No other transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the 60 days preceding the date of this statement.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

          (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Issuer and MKO entered into a stockholders agreement, dated as of June 20, 1996 and amended as of July 25, 1996 (the agreement and the amendment referred together as the "Stockholders Agreement"). Under the Plan persons receiving the Issuer's Common Stock previously owned by MKO will be bound by the terms of the Stockholders Agreement. The terms of the Stockholders Agreement provides for, among other items, the following: registration rights, certain voting restrictions, certain restrictions relating to the solicitations of proxies and tender offers and the granting of certain rights for the calling of meetings for the purpose of holding a vote of stockholders to fill vacancies on the board of directors. The terms of the Stockholders Agreement are set forth





                               Page 7 of 12 Pages
in more detail in the exhibits incorporated by reference at Item 7 of the
Schedule 13D filed by ING Capital on September 24, 1996.

Item 7.   Material to be filed as Exhibits.

          None





                               Page 8 of 12 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1997


                                  ING Baring (U.S.) Capital Corporation


                                  By:     /s/ William A. Austin
                                        -----------------------------
                                        Name:   William A. Austin
                                        Title:  General Counsel






                               Page 9 of 12 Pages

                                   SCHEDULE 1

          Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.

          Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Baring Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of the United States, except for the senior management of INB and ING who are citizens of The Netherlands.

          The business address of each person at Holder and U.S. Baring Holdings is 667 Madison Avenue, New York, New York 10021 and the business address of each person at U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.


                    ING BARING (U.S.) CAPITAL CORPORATION

Management
----------

Lane C. Grijns                        Director, Chairman
Wietze Prinsen                        Director


Officers
--------

Wietze Prinsen                        President


               ING BARING (U.S.) FINANCIAL HOLDINGS CORPORATION

Management
----------

Lane C. Grijns                        Director, Chairman
Wietze Prinsen                        Director

Officers
--------

Wietze Prinsen                        President





                              Page 10 of 12 Pages

                   ING (U.S.) FINANCIAL HOLDINGS CORPORATION


Management
----------

Lane C. Grijns                        Director
Bart Staal                            Director
H. Lindenbergh                        Director (Citizen of The Netherlands)
M. Minderhoud                         Director, Chairman (Citizen of The Netherlands)


Officers
--------

Lane C. Grijns                        President
Bart Staal                            Executive Vice President


                                 ING BANK N.V.


Board of Directors
------------------

J. Kamminga                           Chairman
J. W. Berghuis                        Vice Chairman
P.F. van der Heijden
O.H.A. van Royen
G. Verhagen


Executive Officers
------------------

G.J.A. van der Lugt                   Chairman
J.H.M. Lindenbergh                    Member
C. Maas                               Member
M. Minderhoud                         Member





                              Page 11 of 12 Pages

                                ING GROEP N.V.

Board of Directors
------------------

J.H. Choufoer                     Chairman
T.C. Braakman                     Vice-Chairman
Mrs. L.A.A. van den Berghe
J.W. Berhuis
P.F. van der Heijden
J. Kamminga
O.H.A. van Royen
J.J. van Rijn
G. Verhagen
M. Ververs

Executive Officers
------------------

A.G. Jacobs, Chairman
G.J.A. van der Lugt, Vice-Chairman
J.H. Holsboer
E. Kist
J.H.M. Lindenbergh
C. Maas
M. Minderhoud
A.H.J. Rinnooy Kan



                              Page 12 of 12 Pages